

07004303

BB 3/14

UNITEDSTATES
SANDEXCHANGECOMMISSION
/ashington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-46961

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **JANUARY 1, 2006** (MM/DD/YY) AND ENDING **DECEMBER 31, 2006** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **STONINGTON CORPORATION**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 PARK AVENUE, SUITE 1700
(No. and Street)

NEW YORK	**NEW YORK**	**10022**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

WILLIAM D. FORSTER **(212) 551-3550**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MARCUM & KLIEGMAN LLP
(Name – *if individual, state last, first, middle name*)

655 THIRD AVENUE	**NEW YORK**	**NY**	**10017**
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 2 3 2007
THOMSON
FINANCIAL


RECEIVED
FEB 2 8 2007
WASH. D.C.
SECTION

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **WILLIAM FORSTER**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **STONINGTON CORPORATION**, as of **DECEMBER 31**, 20**06**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Becky A Burrell
My Commission Expires
09/25/2009

Signature

President

Title

Becky A. Burrell
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STONINGTON CORPORATION

CONTENTS

STONINGTON CORPORATION

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

For the Year Ended December 31, 2006


SEC MAIL PROCESSING
RECEIVED
FEB 28 2007
WASH. D.C.
SECTION

Marcum & Kliegman LLP
Certified Public Accountants & Consultants
A Limited Liability Partnership Consisting of Professional Corporations

INDEPENDENT AUDITORS' REPORT

To the Stockholder of
Stonington Corporation

We have audited the accompanying statement of financial condition of Stonington Corporation (the "Company") as of December 31, 2006 and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Stonington Corporation as of December 31, 2006 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Marcum & Kliegman LLP

New York, New York
February 16, 2007

655 Third Avenue • 16th Floor • New York, NY 10017 • Tel 212-981-3000 • Fax 212-981-3001
Melville New York Greenwich Grand Cayman
www.mkllp.com

STONINGTON CORPORATION

STATEMENT OF FINANCIAL CONDITION

December 31, 2006

ASSETS

Cash	$ 48,143	
Refundable income taxes	16,638	
Deposit	2,529	
TOTAL ASSETS		$ 67,310

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accrued expenses	$ 2,500	
TOTAL LIABILITIES		$ 2,500
STOCKHOLDER'S EQUITY		
Common stock, no par value; 200 shares authorized; 20 shares issued and outstanding	20	
Additional paid-in capital	447,957	
Accumulated deficit	(383,167)	
TOTAL STOCKHOLDER'S EQUITY		64,810
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY		$ 67,310

The accompanying notes are an integral part of these financial statements.

STONINGTON CORPORATION

STATEMENT OF INCOME

For the Year Ended December 31, 2006

REVENUES		
Advisory, consulting, and finder's fees	$ 124,056	
Interest	96	
TOTAL REVENUES		$ 124,152
EXPENSES		
Consulting fees and services - related party	67,500	
Consulting fees - other	13,799	
Professional fees	12,000	
Regulatory fees	2,474	
Miscellaneous	1,927	
TOTAL EXPENSES		97,700
INCOME BEFORE BENEFIT FROM INCOME TAXES		26,452
BENEFIT FROM INCOME TAXES		(64,058)
NET INCOME		$ 90,510

The accompanying notes are an integral part of these financial statements.

STONINGTON CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

For the Year Ended December 31, 2006

	Common Stock	Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Total
BALANCE - January 1, 2006	$ 20	$ 94,257	$ 1,296,417	$ 1,390,694
Contributions by stockholder	--	353,700	--	353,700
Distributions to stockholder	--	--	(1,770,094)	(1,770,094)
Net income	--	--	90,510	90,510
BALANCE - December 31, 2006	$ 20	$ 447,957	$ (383,167)	$ 64,810

The accompanying notes are an integral part of these financial statements.

STONINGTON CORPORATION

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income		$ 90,510
Adjustments to reconcile net income to net cash used in operating activities:		
Deferred tax benefit	$ (63,110)	
Changes in operating assets and liabilities:		
Prepaid expenses	(19,167)	
Accrued expenses	(9,500)	
Income taxes payable	(67,298)	
TOTAL ADJUSTMENTS		(159,075)
NET CASH USED IN OPERATING ACTIVITIES		(68,565)
CASH FLOWS FROM FINANCING ACTIVITIES		
Distributions to stockholder	(295,000)	
Contributions by stockholder	353,700	
NET CASH PROVIDED BY FINANCING ACTIVITIES		58,700
NET DECREASE IN CASH		(9,865)
CASH - January 1, 2006		58,008
CASH - December 31, 2006		$ 48,143

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid during the year for:

Income taxes	$ 82,988

SUPPLEMENTAL DISCLOSURES OF NON-CASH FINANCING INFORMATION

Non-cash distributions to stockholder	$ 1,475,094

The accompanying notes are an integral part of these financial statements.

NOTE 1 - Summary of Significant Accounting Policies

Nature of Business

Stonington Corporation (the "Company") is a broker and dealer registered with the Securities and Exchange Commission ("SEC") and the National Association of Securities Dealers, Inc. ("NASD") and is incorporated in the State of New York. The Company primarily acts as an advisor in private placements.

Revenue Recognition

Advisory, consulting and private placement fees are on a contractual basis with the fee stipulated in the contract. Advisory and consulting fees are recognized ratably over the contract period. Private placement fees are recognized when the proceeds of the private placement are received by the client.

Finder's fees are recognized based on an agreement between the Company and the investment manager of the fund. The Company is entitled to receive as compensation a portion of the management fee and any incentive allocation earned by the investment manager with respect to persons that the Company introduces to and subsequently invest in the fund.

Income Taxes

The stockholder of the Company elected that the Company be taxed under the provisions of Subchapter "S" of the Internal Revenue Code and the appropriate sections of the New York State Franchise Act. Under those provisions, the Company does not pay federal or state corporate income taxes. The Company is subject to New York City corporate income taxes. The stockholder is liable for individual federal and state income taxes on the Company's taxable income.

The Company recognizes deferred tax assets or liabilities for the future tax consequences of events that have been recognized differently in their financial statements and tax returns. The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. The Company prepares its tax returns on a cash basis. Accordingly, the Company records deferred tax assets or liabilities for the increase or decrease in future years' tax liabilities related to the temporary differences which arise by utilizing these two accounting methods.

Concentrations of Credit Risk

The Company maintains cash with a major financial institution. Cash is insured by the Federal Deposit Insurance Corporation ("FDIC") up to $100,000 at each institution. At times, such amounts may exceed the FDIC limits. At December 31, 2006, the Company had no balances in excess of the FDIC limits.

NOTE 1 - Summary of Significant Accounting Policies, continued

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting year. Actual results could differ from those estimates.

NOTE 2 - Client Agreements

During June 2001, the Company entered into an agreement with a client to provide general corporate financial advisory services and act as the exclusive agent in connection with raising convertible debt or equity financing for the client.

On November 21, 2006, the Company renewed its agreement with the same client to provide advisory and consulting services for the period through December 31, 2008. During 2006, the Company provided general financial advisory services to the client. The total amount of advisory and consulting fees earned by the Company related to the client during 2006 was $122,790.

On March 13, 2006, the Company entered into an agreement with a client which is a hedge fund. The client engaged the Company to refer investors interested in making investments in the hedge fund in return for fees. During the year ended December 31, 2006, the Company earned finder's fees of $1,266 from this client.

NOTE 3 - Related Party Transactions

An affiliated entity owned by the stockholder of the Company provides office space, consulting, personnel and other services for the day-to-day operations of the Company under a master services agreement. The Company was charged $67,500 in fees during the year ended December 31, 2006 related to this agreement.

NOTE 4 - Income Taxes

The benefit from income taxes relates exclusively to New York City corporate income taxes and consists of the following:

Current	$ (948)
Deferred	(63,110)
	$(64,058)

The deferred tax benefit results from a prior year over-accrual relating to income from warrants not deemed taxable within New York City.

NOTE 5 - Stockholder's Equity

On March 9, 2006, the Company distributed to its stockholder warrants to purchase shares of common stock of two clients. These warrants were received by the Company in prior years in connection with services provided by the Company to these clients. The aggregate value of these warrants as determined in good faith by management was $714,662 at the date of distribution. On March 22, 2006, the Company distributed to its stockholder shares of common stock of one of its clients which were obtained in a prior year in connection with a private placement transaction. The aggregate value of the common stock was $760,432 at the date of distribution.

NOTE 6 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Company's net capital amounted to $45,643 which was $40,643 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.05 to 1 at December 31, 2006.

STONINGTON CORPORATION

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

		December 31, 2006
NET CAPITAL		
Total stockholder's equity		$ 64,810
DEDUCTIONS AND CHARGES		
Non-allowable assets		
Refundable income taxes	$ (16,638)	
Deposit	(2,529)	
TOTAL DEDUCTIONS AND CHARGES		(19,167)
NET CAPITAL		$ 45,643
AGGREGATE INDEBTEDNESS (A.I.)		
Accrued Expenses		$ 2,500
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
(a) Minimum net capital required (6 2/3 % of total A.I.)		$ 167
(b) Minimum net capital required		$ 5,000
NET CAPITAL REQUIREMENT (Greater of (a) or (b))		$ 5,000
EXCESS NET CAPITAL		$ 40,643
EXCESS NET CAPITAL AT 1,000% (Net capital - 10% of A.I.)		$ 45,393
RATIO OF A. I. TO NET CAPITAL		0.05 to 1

No differences exist between the above computation and the computation included in the Company's corresponding unaudited X-17A-5 Part II filing

See independent auditors' report.

SCHEDULE II

STONINGTON CORPORATION

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2006

The Company claims exemption from the requirements of rule 15c3-3, under Section (k)(2)(i) of the rule.

See independent auditors' report.

SCHEDULE III

STONINGTON CORPORATION

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2006

The Company claims exemption from the requirements of rule 15c3-3, under Section (k)(2)(i) of the rule.

See independent auditors' report.

Marcum & Kliegman LLP

Certified Public Accountants & Consultants

A Limited Liability Partnership Consisting of Professional Corporations

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Stockholder of
Stonington Corporation

In planning and performing our audit of the financial statements and supplemental schedules of Stonington Corporation (the "Company") for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance

655 Third Avenue • 16th Floor • New York, NY 10017 • Tel 212-981-3000 • Fax 212-981-3001

Melville New York Greenwich Grand Cayman

www.mklip.com

that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of Stonington Corporation to achieve all of the divisions of duties and cross-checks generally included in a system of internal control and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Marcum & Kliegman LLP

New York, New York
February 16, 2007

END